Exhibit 5.1

draft
Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

October 20, 2021

MoneyLion Inc.
30 West 21st Street
9th Floor
New York, NY 10010

Ladies and Gentlemen:

MoneyLion Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (the “Registration Statement”) and the related prospectus (the “Prospectus”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), (i) the issuance of up to an aggregate of 25,600,000 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of the Company, which consists of (a) 17,500,000 shares (the “Public Warrant Shares”) of Common Stock issuable upon the exercise of 17,500,000 warrants to purchase shares of Common Stock (the “Public Warrants”) originally issued in the initial public offering of the Company, and (b) 8,100,000 shares (the “Private Placement Warrant Shares”) of Common Stock issuable upon the exercise of 8,100,000 warrants to purchase shares of Common Stock (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”) originally issued in a private placement in connection with the initial public offering of the Company and (ii) the resale by the selling securityholders named in the Prospectus, or their permitted transferees, of up to (a) 172,772,672 shares of Common Stock, consisting of 153,903,771 issued and outstanding shares of Common Stock (the “Outstanding Secondary Shares”), 10,768,901 shares of Common Stock (the “Secondary Earnout Shares”) that may be issued pursuant to the earnout provisions of the Merger Agreement (as defined below) and 8,100,000 Private Placement Warrant Shares as well as (b) 8,100,000 Private Placement Warrants.

The Warrants were issued pursuant to the Warrant Agreement (the “Warrant Agreement”), dated June 25, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent. The Public Warrants were sold pursuant to an effective registration statement and the Underwriting Agreement (the “Underwriting Agreement”) dated June 25, 2020 between the Company and the representatives of the underwriters thereunder. The Private Placement Warrants were sold pursuant to the Private Placement Warrants Purchase Agreement (the “Private Placement Warrants Purchase Agreement”), dated June 25, 2020, between the Company and the other parties thereto. The Secondary Earnout Shares may become issuable pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated February 11, 2021 and amended on June 28, 2021 and September 4, 2021, by among the Company and the other parties thereto.

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all documents filed with or submitted to the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR') system (except for required EDGAR formatting changes) conform to the versions of such documents reviewed by us prior to such formatting (iv) all signatures on all documents that we reviewed are genuine, (v) all natural persons executing documents had and have the legal capacity to do so, (vi) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vii) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, and subject to the additional assumptions and qualifications set forth below, we advise you that, in our opinion:

1.	Assuming the Private Placement Warrants have been issued in accordance with the terms of the Warrant Agreement and delivered against payment therefor in accordance with the terms of the Private Placement Warrants Purchase Agreement, (a) the Private Placement Warrants constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and (b) the Private Placement Warrant Shares, when issued and paid for upon the exercise of the Private Placement Warrants in accordance with the terms of the Private Placement Warrants and the Warrant Agreement, will be validly issued, fully paid and non-assessable.

2.	Assuming the Public Warrants have been issued in accordance with the terms of the Warrant Agreement and delivered against payment therefor in accordance with the terms of the Underwriting Agreement, the Public Warrant Shares, when issued and paid for upon the exercise of the Public Warrants in accordance with the terms of the Public Warrants and the Warrant Agreement, will be validly issued, fully paid and non-assessable.

3.	The Outstanding Secondary Shares are validly issued, fully paid and non-assessable.

4.	The Secondary Earnout Shares have been duly authorized and, when issued in accordance with the provisions of the Merger Agreement, will be validly issued, fully paid and non-assessable.

In connection with the opinions expressed above, we have assumed that the Underwriting Agreement, the Warrant Agreement, the Public Warrants, the Private Placement Warrants Purchase Agreement and the Private Placement Warrants (collectively, the “Documents”) are valid, binding and enforceable agreements of each party thereto (other than as expressly covered above in respect of the Company). We have also assumed that the execution, delivery and performance by each party to each Document to which it is a party (a) are within its corporate powers, (b) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of such party, (c) require no action by or in respect of, or filing with, any governmental body, agency or official and (d) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party.

We express no opinion as to whether a New York State or United States federal court would enforce the exclusivity of the jurisdiction of any New York State or United States federal court provided for in the Documents.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the reference to our name under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP